Execution Version

LORUS THERAPEUTICS INC.

EXECUTIVE EMPLOYMENT AGREEMENT

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT is made the 25th day of October, 2013

BETWEEN:

LORUS THERAPEUTICS INC.

(the “Corporation”)

- and -

DR. WILLIAM G. RICE

(the “Executive”)

RECITALS:

A.	The Corporation is involved in the biopharmaceutical business specializing in the development and commercialization of pharmaceutical products and technologies.

B.	The Corporation wishes to employ the Executive in the position of Chairman of the Board (“Chair”) and Chief Executive Officer.

C.	The Corporation and the Executive have agreed to enter into this Executive Employment Agreement (“Agreement”) in order to formalize in writing the terms and conditions reached between them governing the Executive’s employment with the Corporation in his position as Chair and Chief Executive Officer.

NOW THEREFORE in consideration of the covenants in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties, the parties agree as follows:

1.	Definitions

In this Agreement,

“Affiliate” means a corporation, partnership, limited liability company or any other entity which owns at least a majority of the outstanding shares of the Corporation or of which the Corporation owns at least a majority of the outstanding shares, equity or other ownership interests;

“Agreement” means this agreement and all schedules attached to this agreement, in each case as they may be amended or supplemented from time to time;

“Basic Salary” has the meaning set out in Section 4.1;

“Benefits” has the meaning set out in Section 4.2;

“Business Day” means any day, other than Saturday, Sunday, or a Corporation recognized holiday in the jurisdiction in which the recipient of a notice or other communication received in accordance with Section 12 is located;

“Disability” means the Executive’s inability to perform the essential functions of the position described in this Agreement, with or without reasonable accommodations, for a period of 180 consecutive calendar days, or for any period of 180 days (whether or not consecutive) in any consecutive 365-day period, due to a physical or mental disability. A determination of a Disability shall be made by a physician satisfactory to both the Executive and the Corporation; provided that if the Executive and the Corporation do not agree on a physician, the Executive and the Corporation shall each select a physician and these two together shall select a third physician, whose determination as to a Disability shall be binding on all parties. The Corporation shall administer this provision in compliance with all applicable federal and state laws;

“Employment Period” has the meaning set out in Section 2;

“Good Reason” means any one of the following conditions that occurs without the Executive’s written consent: (i) a material reduction in the Executive’s responsibilities and authority as Chief Executive Officer of the Corporation; (ii) a material reduction in the Executive’s Basic Salary, other than in connection with an across-the-board decrease of base salaries applicable to all senior executives of the Corporation; or (iii) relocation of the Executive’s principal place of employment to a place that increases the Executive’s one-way commute from the Executive’s residence by at least fifty (50) miles as compared to the Executive’s then-current principal place of employment immediately prior to such relocation. Notwithstanding the foregoing, in order to resign for Good Reason, the Executive must (1) provide the Corporation with written notice within sixty (60) days after the first occurrence of the event giving rise to Good Reason setting forth the basis for the resignation; (2) allow the Corporation at least thirty (30) days from receipt of such written notice to rescind or cure such event (the “Cure Period”); and (3) if such condition is not reasonably rescinded or cured within the Cure Period, the Executive’s resignation from all positions he then holds with the Corporation (including any subsidiary or parent entities) must be effective not later than thirty (30) days after the expiration of the Cure Period and in any event not later than two (2) years following the first occurrence of the event giving rise to Good Reason;

“Just Cause” means: (i) theft, fraud, dishonesty or material misconduct by the Executive involving the property, business or affairs of the Corporation or the carrying out of the Executive’s duties, which results in (or could result in) material harm to the Corporation; (ii) any material breach by the Executive of any term of this Agreement (other than a material breach of the Employee Proprietary Information and Inventions Agreement attached hereto as Schedule “B”) that is capable of correction, after notice by the Corporation of the failure to do so and an opportunity for the Executive to correct the same within a reasonable time from the date of receipt of that notice and which material breach would constitute just cause for the termination of this Agreement and the Executive’s employment hereunder; or (iii) any material breach of the Employee Proprietary Information and Inventions Agreement attached hereto as Schedule “B”;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

“Share Option Plan” means the Corporation’s Stock Option Plan as the same is in effect at any relevant time;

“Stock Option Agreement” means any agreement required to be executed and delivered pursuant to the Share Option Plan”; and

“Year of Employment” means any 12-month period commencing on the date of commencement of the Executive’s employment under this Agreement contained in Schedule “A” or on any anniversary of that date.

2.	Employment and Term

The Corporation will employ the Executive, and the Executive will serve the Corporation in the office set forth in Schedule “A”, with effect from the date contained in Schedule “A”, until the effective date that the Executive’s employment is terminated in accordance with Section 7 hereof (the “Employment Period”).

3.	Nature of Employment

3.1.          The Executive will perform the duties of the office as outlined in Schedule “A”.

3.2.          During the Employment Period, the Executive will faithfully, honestly and diligently serve the Corporation. The Executive will (except in the case of illness, accident or vacation) devote all of the Executive’s business time and attention to the Executive’s employment and will use the Executive’s best efforts to promote the interests of the Corporation. Notwithstanding the foregoing, the Executive may remain as Chairman of the Board of Cylene Pharmaceuticals, Inc. and, with the prior written consent of the Board of Directors of the Corporation (the “Board”), which consent will not be unreasonably withheld, serve on the board of directors of other corporations or accept part-time unpaid academic appointments, provided that any such board or academic appointment does not interfere with the performance of the Executive’s obligations hereunder, and provides, in a manner satisfactory to the Board, for the adequate protection of any intellectual property arising out of or in connection with such appointment. Unless otherwise specified in Schedule “A”, the Executive appreciates that the Executive’s duties may involve travel from the Executive’s place of employment (both within and outside the United States), and the Executive agrees to travel as reasonably required in order to fulfill the Executive’s duties. The Executive will be reimbursed for the cost of any business visitor visas necessary for the performance of his duties while employed by the Corporation.

3.3.          The Executive will comply with all rules, regulations and reasonable and legal instructions of the Corporation now in force, or that may be adopted from time to time, and communicated by the Corporation to its executives generally.

4.	Remuneration

4.1.          Basic Salary. The Corporation will pay to the Executive a gross annual salary (the “Basic Salary”) as set out in Schedule “A”. The Basic Salary will be payable in equal installments in accordance with the practices of the Corporation applicable to its other senior executives.

4.2.          Benefits. The Executive will be eligible to participate in all Corporation benefit programs provided by the Corporation to its United States-based executive officers, once such benefit programs have been adopted and established in the United States. At this time, the Corporation anticipates such benefit programs will include: group health care coverage (including medical, dental and vision), life insurance, short term and long term disability coverage, accidental death and dismemberment, a 401(k) plan, and a non-qualified deferred compensation plan (“Deferred Compensation Plan”). Until the Corporation adopts and establishes a group health care coverage plan, the Corporation agrees to pay Executive a taxable monthly benefits allowance, as set out in Schedule “A.”

4.3.          Deferred Compensation Plan. The Corporation will make pre-ordinary income tax contributions to the Executive’s Deferred Compensation Plan account as set out in Schedule “A”.

4.4.          Bonus Remuneration. The Executive will be entitled to receive bonus remuneration (“Bonus Remuneration”) in respect of each Year of Employment during the Employment Period, or any part thereof, as the Board, in its good faith discretion, may authorize in accordance with the terms of any management incentive compensation plan of the Corporation in effect from time to time. The Executive’s current Bonus Remuneration target is as set out in Schedule “A”.

4.5.          Share Options. The Executive shall be eligible to receive options to acquire common shares of the Corporation, subject to Executive’s continued employment with the Corporation through the applicable date of grant, and in accordance with the following:

4.5.1.	the Executive shall on the Effective Date of this Agreement (as set out in Schedule “A”), receive a grant of an option to acquire 425,000 common shares of the Corporation (the “Initial Option”). The Initial Option will be granted pursuant to and subject to the terms of the Share Option Plan and its standard Stock Option Agreement. The Initial Option will immediately be fully vested and exercisable on the date of grant and will have an exercise price equal to the fair market value of the common shares on the date of grant.

4.5.2.	the Executive shall, within two (2) days following the closing of a bridge financing of the Corporation of at least U.S. $4 million on or about December 31, 2013, by way of equity investment, receive a grant of an additional option to acquire 845,000 common shares of the Corporation (the “Additional Option”). The Additional Option will be granted pursuant to and subject to the terms of the Share Option Plan and its standard Stock Option Agreement, upon approval of the Board. The Additional Option shall vest over three years and will have an exercise price equal to the fair market value of the common shares on the date of grant.

4.5.3.	the Executive shall, within two (2) days upon the closing of the Corporation’s financing of at least U.S. $17 million on or about April 30, 2014, by way of equity investment (the “PIPE”), receive an additional grant of an option to acquire 1,680,000 common shares of the Corporation (the “PIPE Option”). The PIPE Option will be granted pursuant to and subject to the terms of the Share Option Plan and its standard Stock Option Agreement, upon approval of the Board. The PIPE Option will vest over three years and will have an exercise price equal to the fair market value of the common shares on the date of grant.

4.6.          Communication of Annual Objectives. Prior to the commencement of each Year of Employment throughout the Employment Period, the Lead Independent director of the Corporation, based on discussions with the full Board, will provide a written communication to the Executive setting out:

4.6.1.	the corporate objectives as agreed to by the Executive and the Board relating to the employment of the Executive for the ensuing fiscal year of the Corporation;

4.6.2.	the Basic Salary of the Executive during the ensuing fiscal year; and

4.6.3.	the potential Bonus Remuneration to which the Executive may become entitled during the ensuing fiscal year and the basis of calculation thereof;

in each case as the same have been determined by the Compensation Committee of the Board and approved by the Board.

5.	Expenses

5.1.          Travel and Related Expenses. The Corporation will, upon presentation of expense statements or receipts and any other supporting documentation as the Corporation may reasonably require, pay or reimburse the Executive in accordance with the Corporation’s expense policies for all travel and out-of-pocket expenses reasonably incurred or paid by the Executive in the performance of the Executive’s duties and responsibilities.

5.2.          Automobile. The Corporation will provide the Executive with an annual automobile allowance as set out in Schedule “A”, such automobile allowance to be inclusive of all costs, including without limitation, the purchase or lease and maintenance of the Executive’s automobile.

6.	Vacation

Executive will be entitled during each Year of Employment during the Employment Period to accrue vacation time at the rate provided in Schedule “A”. Vacation will be taken by the Executive at times reasonably acceptable to the Corporation having regard to its operations and will be in accordance with the Corporation’s vacation policy.

7.	Termination of Employment

7.1.          The Corporation shall have the right to terminate the Executive’s employment with or without Just Cause, at any time and without notice. The Executive shall have the right to resign for Good Reason by written notice of resignation delivered to the Board in accordance with the definition of “Good Reason.” The Executive shall have the right to resign without Good Reason by providing at least sixty (60) days written notice of the resignation delivered to the Corporation (provided that after Executive has provided such notice to the Corporation, the Corporation may in its discretion shorten such notice period to a lesser duration and in such case the Corporation would only have to provide Executive with the compensation and benefits that had been earned as of the actual date of Executive’s termination of employment). If the Executive resigns without Good Reason, he will continue to be paid until his 60-day notice period, or shorter period thereof, ends during the Employment Period. In light of the parties’ understanding and mutual agreement that it is essential that the Corporation have an orderly transition period in the event of Executive’s resignation without Good Reason, in such event, the Executive agrees to provide any transitional services reasonably requested by the Board during such notice period (at the Corporation’s sole cost and expense) and further agrees that the Corporation shall be entitled to obtain equitable relief to the extent needed to require Executive’s specific performance during the notice period, provided that the Corporation waives any right to seek contractual damages or other monetary remedies that arise solely with respect to any resignation upon less than sixty (60) days written notice.

This Agreement and the Executive’s employment hereunder will automatically terminate upon the Executive’s death, without any further obligations on the part of the Corporation to the Executive or the Executive’s estate, other than accrued and unpaid Basic Salary and accrued and unused vacation pay, and any other accrued benefit required to be paid by law, up to the date of the Executive’s death.

7.2.          Mitigation. In the event of termination of the Executive’s employment and his execution and non-revocation of the Release and Waiver that entitles him to severance, the Executive shall have no obligation to find employment.

7.3.          Resignation as Officer or Director. Upon termination of employment, the Executive shall be deemed to automatically resign each position that he then holds as an officer or director of the Corporation; provided that (and without limiting the foregoing), if requested by the Corporation, the Executive shall contemporaneously deliver a written notice of resignation to the Board, unless requested by the Board in writing to continue on in one of his positions with the Corporation.

7.4.          Severance Benefits For Qualifying Termination. If: (i) the Executive’s employment is terminated either: (A) by the Corporation without Just Cause (other than due to Executive’s death or Disability), or (B) by the Executive for Good Reason (each a “Qualifying Termination”); and (ii) the Executive satisfies the Release Requirement, then the Executive will receive the following Severance Benefits:

7.4.1.          Either (a) a lump sum cash payment equal to the Executive’s annual Basic Salary at the time of employment termination (without giving effect to any reduction in Basic Salary that would give Executive the right to resign for Good Reason), less applicable deductions and withholdings, to be paid by the Corporation on the first payroll period following the Effective Date of the Release (the “Lump Sum Payment”); or (b) if the Corporation, in the good faith discretion of the Board, is unable to make the Lump Sum Payment at the time of employment termination due to a lack of sufficient operating funds, an amount equal to the Executive’s annual Basic Salary (without giving effect to any reduction in Basic Salary that would give Executive the right to resign for Good Reason) to be paid in substantially equal installments on a monthly basis during the nine (9) month period following the employment termination date (the “Monthly Installment Payments”); provided that, in each case, any payments scheduled to be made prior to the Effective Date of the Release shall instead accrue and be paid in a single lump sum during the first payroll period following the Effective Date of the Release. Notwithstanding the foregoing, the Corporation may elect to make the Monthly Installment Payments in lieu of the Lump Sum Payment only if an exemption is available from application of Section 409A of the Code with respect to such payments so that such payment schedule will not result in adverse tax consequences to Executive under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”).

7.4.2.          A lump sum cash payment in an amount equal to the average of the Bonus Remuneration the Executive received from the Corporation during the last three Years of Employment completed prior to the year of the employment termination, pro rated based on the number of days the Executive worked during the year of the employment termination divided by 365 (the “Bonus Payment”). The Bonus Payment, less applicable deductions and withholdings, will be paid on the first payroll period following the Effective Date of the Release; and

7.4.3.          If the Corporation has not previously established a group health plan that Executive has commenced to participate in prior to Executive’s termination, the Corporation shall continue to pay the Executive a monthly payment of U.S.$2,000.00 (before deduction for income taxes and other required deductions), payable on the last Friday of each month, for a period of twelve (12) months following the date of termination, provided that any payments scheduled to be made prior to the Effective Date of the Release shall instead accrue and be paid during the first payroll period that follows the Effective Date of the Release. If the Corporation has previously established a group health plan in which Executive participates prior to Executive’s termination and Executive timely elects COBRA coverage following any Qualifying Termination, the Corporation will pay the Executive for the full amount of such COBRA premiums for himself and his covered dependants (on a monthly basis) for a period of up to twelve (12) months following the date of termination; provided, that, if and to the extent that any benefit described in this Section 7.4.3 is not or cannot be paid or provided under any Corporation plan or program without adverse tax consequences to the Corporation or for any other reason, as determined by the Corporation in its sole discretion, then the Corporation shall pay the Executive a fully taxable cash payment equal to the COBRA premium for that month, subject to applicable tax withholding premiums for a period of up to twelve (12) months following the date of termination; provided, further, that the COBRA payments or, if applicable, the monthly payment discussed above, shall terminate on the earliest to occur of (A) the close of the 12-month period following the termination of the Executive’s employment; (B) the expiration of the Executive’s (or Executive’s dependents’) eligibility for continuation coverage under COBRA; and (C) the date when the Executive becomes eligible for group health insurance coverage in connection with new employment or self-employment. If the Executive becomes eligible for coverage under another employer’s group health plan or otherwise ceases to be eligible for COBRA coverage during the period provided in this Section 7.4.3, Executive must immediately provide written notice to the Corporation of such event, and the Corporation-provided COBRA payments, or if applicable, the monthly payments under this Section 7.4.3 shall immediately cease.

7.5.          Release Requirement. Notwithstanding the foregoing, to be eligible for any of the Severance Benefits, on or within thirty (30) days following the termination of employment, the Executive must satisfy the requirement (the “Release Requirement”) to return to the Corporation a signed and dated general release of all known and unknown claims in a form acceptable to the Corporation (the “Release and Waiver”) and allow that Release and Waiver to become effective in accordance with its terms (such date, the “Effective Date of the Release”). No Severance Benefits will be paid hereunder prior to the Effective Date of the Release. Accordingly, if the Executive breaches the preceding sentence and/or refuses to sign and deliver to the Corporation an executed Release and Waiver or signs and delivers to the Corporation the Release and Waiver but exercises his right, if any, under applicable law to revoke the Release and Waiver (or any portion thereof), then the Executive will not be entitled to any bonus, severance, or payment under this Agreement.

8.	IRS Code Section 409A

Notwithstanding anything to the contrary herein, the following provisions apply to the extent benefits provided herein are subject to Section 409A. Severance Benefits shall not commence until the Executive has a “separation from service” for purposes of Section 409A. Each installment of Severance Benefits is a separate “payment” for purposes of Treas. Reg. Section 1.409A-2(b)(2)(i), and the Severance Benefits are intended to satisfy the exemptions from application of Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), and 1.409A-1(b)(9). However, if such exemptions are not available and the Executive is, upon separation from service, a “specified employee” for purposes of Section 409A, then, solely to the extent necessary to avoid adverse personal tax consequences to the Executive under Section 409A, the timing of the Severance Benefits payments shall be delayed until the earlier of (i) six (6) months and one day after the separation from service, or (ii) the date of the Executive’s death. If the Corporation determines that any Severance Benefits provided under this Agreement constitutes “deferred compensation” under Section 409A, for purposes of determining the schedule for payment of the Severance Benefits the Effective Date of the Release will not be deemed to have occurred any earlier than the sixtieth (60th) date following the Separation From Service, regardless of when the Release actually becomes effective. The Severance Benefits are intended to qualify for an exemption from application of Section 409A or comply with its requirements to the extent necessary to avoid adverse personal tax consequences under Section 409A, and any ambiguities herein shall be interpreted accordingly.

9.	Parachute Payment

If any payment or benefit the Executive would receive pursuant to this Agreement (“Payment”) would (i) constitute a “Parachute Payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be reduced to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion of the Payment, which such amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in the Executive’s receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting Parachute Payments is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order: reduction of cash payments; reduction of employee benefits. The accounting firm then engaged by the Corporation for general audit purposes shall perform the foregoing calculations. The Corporation shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Executive and the Corporation.

10.	No Conflicting Obligations

10.1.	The Executive warrants to the Corporation that:

10.1.1.	the performance of the Executive’s duties as an employee of the Corporation will not breach any agreement or other obligation to keep confidential the proprietary information of any third party; and

10.1.2.	the Executive is not bound by any agreement with or obligation to any third party that conflicts with the Executive’s obligations as an employee of the Corporation or that may affect the Corporation’s interest in the Inventions (as defined in the Employee Proprietary Information and Inventions Agreement attached hereto as Schedule “B”).

10.2.	The Executive will not, in the performance of the Executive’s duties as an employee of the Corporation:

10.2.1.	improperly bring to the Corporation or use any trade secrets, confidential information or other proprietary information of any third party; or

10.2.2.	knowingly infringe the intellectual property rights of any third party.

11.	Proprietary Information and Assignment of Inventions Agreement

Concurrently herewith, the Executive shall execute and deliver to the Corporation (and comply with) an Employee Proprietary Information and Inventions Agreement (“PIA”) in the form attached hereto as Schedule “B.”

12.	Notices

Any notice or other communication required or permitted to be given hereunder must be in writing, and must be given by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided, except that any notice of termination by the Corporation under Section 7 above must be hand-delivered or given by registered mail. Any notice or other communication, if mailed by registered mail, will be deemed to have been received on the day that mail is delivered by the post office, or if sent by facsimile, will be deemed to have been received on the Business Day following the confirmed sending, or if delivered by hand to the Executive will be deemed to have been received at the time it is delivered to the Executive or, if delivered to the Executive or the Corporation at the applicable address noted in Schedule “A”, when it is delivered either to the individual designated in Schedule “A” or to an individual at that address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this section. Notices and other communications must be addressed as set out in Schedule “A”.

13.	Headings

The inclusion of headings in this Agreement is for convenience of reference only and is not to affect construction or interpretation.

14.	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision.

15.	Entire Agreement

This Agreement and the attached Schedules “A” and “B” constitute the entire agreement between the parties pertaining to the subject matter of this Agreement. This Agreement supersedes and replaces all prior agreements, if any, written or oral, with respect to the Executive’s employment by the Corporation. There are no warranties, representations or agreements between the parties in connection with the subject matter of this Agreement except as specifically set forth or referred to in this Agreement. No reliance is placed on any representation, opinion, advice or assertion of fact made by the Corporation, or its directors, officers and agents (for each of whom the Corporation contracts as trustee) to the Executive, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any representation, opinion, advice or assertion of fact, except to the extent aforesaid.

16.	Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the Corporation and the Executive. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

17.	Binding Effect: Assignment

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. The Executive may not assign his rights or delegate his obligations under this Agreement, and any attempt at an assignment or delegation shall be void and of no effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, successors and permitted assigns.

18.	Affiliates

To the extent that the Executive performs services for Affiliates of the Corporation, his obligations hereunder with respect to the Corporation also shall be deemed to include such Affiliates.

19.	Governing Law

This Agreement and the Executive’s employment hereunder will be governed by and construed in accordance with the laws of the State of California.

20.	Arbitration

20.1.          All disputes, controversies or differences between the parties hereto which are not settled by common accord shall be conclusively settled by arbitration before one arbitrator in San Diego, California, in accordance only with the then-current American Arbitration Association Employment Rules, and judgment and the award rendered by the arbitrator may be entered in any court or tribunal of competent jurisdiction. In any arbitration proceeding conducted pursuant to this section, both parties shall have the right to discovery, to call witnesses and to cross-examine the other party’s witnesses (either through legal counsel, expert witnesses, or both). All decisions of the arbitrator shall be final, conclusive and binding upon the parties. The arbitrator shall issue a written decision, including the essential findings and conclusions on which the award is based, and all decisions of the arbitrator shall not be subject to judicial review.

20.2.          The Corporation shall bear the fees and costs of the arbitrator and the arbitration specific costs and each party shall bear their own costs and expenses (including attorneys’ fees and expenses) incurred in connection with the arbitration; provided, in the event of such arbitration or any litigation between the Executive and the Corporation in aid of arbitration or to enforce an award or in respect of a matter that is not subject to arbitration pursuant to this Agreement, the prevailing party shall be entitled to attorneys’ fees and costs pursuant to applicable law and, if a party to this Agreement hereafter pursues any dispute by any method other than as set forth herein, the responding party shall be entitled to recover from the initiating party all damages, costs, expenses and attorneys’ fees incurred as a result of defending such action.

20.3.          The agreement to arbitrate provided by this section specifically includes, but is not limited to: any claims arising out of or relating to the Executive’s employment with the Corporation or the terms and conditions or the termination thereof; any claims arising out of or relating to this Agreement or any other agreement to which the Executive and the Corporation are parties and that arises out of or relates in any way to the Executive’s employment with the Corporation or the terms and conditions or the termination thereof; any claim that this Agreement or any such other agreement is invalid, unenforceable, void, voidable or is or may be rescinded, revoked or terminated and any claim arising out of or relating in any way to any action or omission of any kind whatsoever in the course of or connected in any way with any relations between the Corporation and the Executive, including, by way of example and not limitation, the following types of claims: wage or overtime claims, wrongful or constructive discharge claims, discrimination claims (including sex, age, race, religion, national origin), harassment claims of any kind and claims for denial of benefits. BY AGREEING TO ARBITRATION HEREUNDER, BOTH THE EXECUTIVE AND THE CORPORATION UNDERSTAND THEY ARE AGREEING TO HAVE ANY DISPUTE RELATING TO THIS AGREEMENT OR THE BREACH OR TERMINATION THEREOF DECIDED BY A NEUTRAL ARBITRATOR AND AS TO THOSE DISPUTES DECIDED BY THE NEUTRAL ARBITRATOR, THE EXECUTIVE AND THE CORPORATION ARE GIVING UP THEIR RIGHT TO A JURY OR COURT TRIAL.

20.4.          Notwithstanding the foregoing provisions of this section, either the Executive or the Corporation, in a court of competent jurisdiction, may seek to obtain preliminary injunctive and/or other equitable relief in support of claims to be prosecuted in an arbitration to the extent allowed by the California Arbitration Act by filing an action in court in accordance with California Code of Civil Procedure Section 1281.8.

21.	Counterparts

This Agreement may be signed in counterparts. Each counterpart will constitute an original document and all counterparts, taken together, will constitute one and the same instrument. Executed counterparts may be delivered by telecopier or other electronic delivery.

22.	Acknowledgement

The Executive acknowledges that:

(i)	the Executive has received a copy of this Agreement;

(ii)	the Executive has had sufficient time to review and consider this Agreement thoroughly;

(iii)	the Executive has read and understands the terms of this Agreement and the Executive’s obligations under this Agreement;

(iv)	the Executive has been given an opportunity to obtain independent legal advice, or other advice as the Executive may desire, concerning the interpretation and effect of this Agreement, and by signing this Agreement the Executive has either obtained advice or voluntarily waived the Executive’s opportunity to receive same; and

(v)	this Agreement is entered into voluntarily by the Executive.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT UNDER THEIR RESPECTIVE SEALS.

LORUS THERAPEUTICS INC.

Date:	Oct. 25, 2013		By:	/s/ Jim A. Wright	c/s

			Name:	Jim A. Wright

			Title:	Chairman of the Board of Directors

I agree and accept employment on these terms.

WITNESS:		)
)
)
/s/ Aiding H Young		)		/s/ William G. Rice	l/s
Signature of Witness		)		DR. WILLIAM G. RICE
)
)
Aiding H Young		)
Witness Name (Please Print))

SCHEDULE “A”

EXECUTIVE EMPLOYMENT AGREEMENT

This schedule is attached to and forms an essential part of the executive employment agreement (the “Agreement”) between Lorus Therapeutics Inc. (the “Corporation”) and Dr. William G. Rice (the “Executive”).

1.	In accordance with Section 2 of the Agreement, the Executive’s employment with the Corporation will commence on October 25, 2013 (the “Effective Date”).

2.	In accordance with Section 2 of the Agreement, the office to be held by the Executive in the Corporation will be Chair and Chief Executive Officer. The Corporation may, at any time, and subject to the Executive’s rights under the Agreement, assign the Executive to perform other functions (with the Corporation and/or any of its Affiliates) that are consistent with the Executive’s skill and experience and the position of Chair and Chief Executive Officer.

3.	In accordance with Section 3.1 of the Agreement, the undersigned has agreed to perform the duties of the office of Chair and Chief Executive Officer in accordance with paragraph 2 of this Schedule “A” and as set out in the job description attached as Appendix 1 to this Schedule “A”, as amended from time to time by the Corporation with the prior written consent of the Executive.

4.	In accordance with Section 4.1 of the Agreement, the Executive will be entitled to a Basic Salary of U.S. $380,000.00 per year (before deduction for income taxes and other required deductions), which Basic Salary will be increased to U.S. $480,000.00 per year effective as of the closing of the PIPE (as defined in the Agreement). Thereafter, the Corporation will review the Executive’s Basic Salary annually, with a view to considering increases which the Board, upon advice of the Compensation Committee, deems to be appropriate and in the best interests of the Corporation.

5.	In accordance with Section 4.2 of the Agreement, the Executive will be entitled to a monthly payment of U.S. $2,000.00 (before deduction for income taxes and other required deductions), payable on the last Friday of each month, until such time that the Corporation adopts and establishes a group health care coverage plan and the Executive commences participation in such plan.

6.	In accordance with Section 4.3 of the Agreement, the Corporation shall contribute an amount equal to 3% of the Executive’s Basic Salary annually to the Executive’s Deferred Compensation Plan account, with such contributions made on a pre-ordinary income tax basis and in manner that complies with the requirements of Section 409A of the U.S. Internal Revenue Code.

7.	In accordance with and subject to Section 4.4 of the Agreement and any management incentive compensation plan, the Executive shall be entitled to receive annual Bonus Remuneration of up to 45% of his then current Basic Salary (as determined as of the last day of the applicable performance period for which the Bonus Remuneration was earned); provided that upon the closing of the PIPE, the Compensation Committee of the Corporation will evaluate in good faith the Executive’s eligibility for an immediate payment of a pro rata portion of the Bonus Remuneration for the applicable performance period. Any Bonus Remuneration will be paid to the Executive no later than the later of: (i) the fifteenth (15th) day of the third (3rd) month following the close of the Corporation’s fiscal year in which such Bonus Remuneration is earned or (ii) March 15 following the calendar year in which such Bonus Remuneration is earned.

8.	In accordance with Section 5.2 of the Agreement, the Executive will be provided with an annual automobile allowance of U.S. $14,400.00 (before deduction for income taxes and other required deductions) payable in equal monthly installments on the last Friday of each month.

9.	In accordance with Section 6, the Executive will accrue twenty-five (25) days of paid vacation annually, to be adjusted to reflect periods of employment of less than a full calendar year (which, if not fully used, may be carried over from year to year, up to a reasonable cap as set forth by the Corporation).

10.	In accordance with Section 12, any notice or communication to be given or made must be addressed as follows:

if to the Executive

Attention: Dr. William G. Rice

13601 Nogales Drive

Del Mar, CA 92014

if to the Corporation:

Lorus Therapeutics Inc.

2 Meridien Road

Toronto, ON

Attention: Lead Independent Director

with copies to:

McCarthy Tétrault LLP

Suite 4700, Toronto Dominion Bank Tower

Toronto-Dominion Centre

Toronto, Ontario

M5K 1E6

Attention:	Trevor Lawson
Tel:	(416) 601-8227
Facsimile:	(416) 868-0673
Email:	tlawson@mccarthy.ca

APPENDIX 1

Job Description

Dr. William G. Rice

Dr. William G. Rice (“Rice”) will be the Chair and Chief Executive Officer of the Corporation.

As Chair and Chief Executive Officer, Rice will provide leadership, strategic vision, direction and effective operational execution within budget to the Corporation and its executives and employees.

Rice will be responsible for developing, implementing, executing and achieving the Corporation’s strategic plans and for ensuring that the Corporation’s strategic plans and objectives are effectively communicated, both internally to the board of directors, executives and employees, and externally to the bio-technology and investment communities, including shareholders and potential investors. Rice will also be responsible for securing strategic alliances with other credible bio-technology and pharmaceutical companies, for raising financing as required and for ensuring that the Corporation is able to attract, motivate and retain superior executives and employees.

Rice will report to the Board of Directors of the Corporation and will be a member of the Board of Directors of the Corporation.

In addition to the foregoing, Rice shall have such further responsibilities consistent with the position of Chair and Chief Executive Officer as shall be assigned to Rice by the Board of Directors of the Corporation from time to time.

SCHEDULE “B”

EMPLOYEE PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

I understand that as part of my employment (“Employment”) by Lorus Therapeutics Inc. (the “Company”), whether pursuant to that certain Executive Employment Agreement of even date herewith (the “Employment Agreement”) or otherwise, I am or may be expected to make new contributions and discoveries of value to the Company. I further understand that my Employment creates in me a duty of trust and confidentiality to the Company with respect to any information (1) related, applicable or useful to the business of the Company, including the Company’s anticipated research and development assigned to me by the Company; or (2) resulting from the use of equipment, supplies or facilities owned, leased or contracted for by the Company; or (3) related, applicable or useful to the business of any client of the Company, which may be made known to me by the Company or by any client of the Company, or learned by me during the period of my Employment.

As part of the consideration for my Employment and the compensation received by me from the Company (including bonuses and benefits) from time to time, I hereby agree as follows:

1.          All Proprietary Information (as defined on Annex 1 hereto) and Inventions (as defined on Annex 1 hereto) shall be the sole property of the Company and its assigns, and the Company and its assigns shall be the sole owner of all patents, trademarks, service marks and copyrights and other rights (collectively referred to herein as “Rights”) pertaining to Proprietary Information and Inventions. I hereby assign to the Company any rights I may have or acquire in Proprietary Information or Inventions or Rights pertaining to the Proprietary Information or Inventions. I further agree as to all Proprietary Information or Inventions to assist the Company or any person designed by it in every proper way (but at the Company’s expense) to obtain and from time to time enforce Rights relating to said Proprietary Information or Inventions in any and all countries. I will execute all documents for use in applying for, obtaining and enforcing such Rights on such Proprietary Information or Inventions as thereof to the Company or persons designated by it. My obligation to assist the Company or any person designated by it in obtaining and enforcing Rights relating to Proprietary Information or Inventions shall continue beyond the cessation of my Employment (“Cessation of my Employment”), but the Company shall compensate me at a reasonable rate after the Cessation of my Employment for time actually spent by me upon the Company’s request for such assistance. In the event the Company is unable, after reasonable effort, to secure my signature on any document or documents needed to apply for or enforce any Right relating to Proprietary Information or to an Invention, whether because of my physical or mental incapacity or for any other reason whatsoever, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agents and attomeys-in-fact to act for and in my behalf and stead in the execution and filing of any such application and in furthering the application for an enforcement of Rights with the same legal force and effect as if such acts were performed by me. I hereby acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of my Employment and which are protectable by copyright are “works for hire” as that term is defined in the United States Copyright Act (17 USCA, Section 101).

2.          I will promptly disclose to the Company, and the Company hereby agrees to receive such disclosures in confidence, all discoveries, developments, designs, improvements, inventions, formulas, software programs, processes, techniques, know-how, negative know-how and data, whether or not patentable or registrable under patent, copyright or similar statutes or reduced to practice, made or conceived or reduced to practice or learned by me, either alone or jointly with others during the period of my Employment, for the purpose of permitting the Company to determine whether they constitute Inventions. In order to facilitate the complete and accurate disclosures described above, I agree to maintain complete written records of all Inventions, and of all work, study and investigation related thereto done by me during my Employment, which records shall be the property of the Company.

3.          At all times, both during my Employment and after the Cessation of my Employment, whether the cessation is voluntary or involuntary, for any reason or no reason, or by disability, I will keep in strictest confidence and trust all Proprietary Information, and I will not disclose, use, or induce or assist in the use or disclosure of any Proprietary Information or Rights pertaining to Proprietary Information, or anything related thereto, without the prior express written consent of the Company, except as may be necessary in the ordinary course of performing my duties as an employee of the Company. I recognize that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty of the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree that I owe the Company and such third parties, during my Employment and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence, and I will not disclose, use, or induce or assist in the use or disclosure of any such confidential or proprietary information without the prior express written consent of the Company, except as may be necessary in the ordinary course of performing my duties as an employee of the Company consistent with the Company’s agreement with such third party.

4.          I acknowledge that during my Employment with the Company, I have a fiduciary duty and/or duty of loyalty to the Company. During the period of my Employment, I will not, unless provided for in my Employment Agreement or with the Company’s express written consent: (a) directly or indirectly engage in any activity which is in competition with the Company, (b) alone or in concert with others, in any way use or disclose Proprietary Information in order to solicit, entice or in any way divert any client to do business with any business entity in competition with the Company, or (c) make any copies of Proprietary Information without the express written authorization of the Company, unless such copies are necessary in the ordinary course of performing my duties as an employee of the Company. Additionally, I agree that during my Employment with the Company and for one (1) year thereafter, I will not either directly or indirectly, solicit or attempt to solicit any employee, independent contractor, or consultant of the Company to terminate his, her or its relationship with the Company in order to become an employee, consultant, or independent contractor to or for any other person or entity.

5.          In the event of the Cessation of my Employment, I will deliver to the Company all devices, records, sketches, reports, proposals, client information, lists, correspondence, equipment, software, documents, photographs, photostats, negatives, undeveloped film, notes, drawings, specifications, tape recordings or other electronic recordings, programs, data and other materials or property of any nature belonging to the Company or pertaining to my work with the Company, and I will not take with me, or allow a third party to take, any of the foregoing or any reproduction of any of the foregoing.

6.          Any provision in this Agreement requiring me to assign my rights in any invention shall not apply to an invention that qualifies fully under the provisions of Section 2870 of the California Labor Code, the terms of which have been set forth on Annex 1 to this Agreement. I understand that I bear the full burden of proving to the Company that an invention qualifies fully under Section 2870. By signing this Agreement, I acknowledge receipt of a copy of this Agreement and of written notification of the provisions of Section 2870. Notwithstanding the foregoing, I also assign to the Company (or as directed by it) any rights I may have or acquire in any Invention, full title to which is required to be in the United States by a contract between the Company and the United States or any of its agencies.

7.          As a matter of record I have listed in Item 1 of Annex 2 attached hereto all inventions or improvements relevant to the subject matter of my Employment which have been made or conceived of or first reduced to practice by me alone or jointly with others prior to my Employment. I represent and warrant that such list is complete. I further represent and warrant that, in due consideration for my Employment and the compensation received by me from the Company, and in return for the Company reimbursing me for the fees associated with the patent application described under Annex 2, I hereby voluntarily agree to sell, convey, assign and transfer unto the Company, its successors, assigns and legal representatives, the full and exclusive right, title and interest in and to the patent application described under Annex 2, for which I am the sole inventor, and all related U.S. and foreign patent applications and patents. I hereby covenant that I have the full right to convey the patent application and all related U.S. and foreign patent applications and patents, and that I have not executed and will not execute any agreement in conflict herewith. I hereby agree and acknowledge that California Labor Code Section 2870 does not apply to my voluntary assignment of the patent application described under Annex 2.

8.          I represent that my performance of all the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence proprietary information acquired by me in confidence or in trust prior to my Employment with the Company. I have not entered into, and I agree that I will not enter into, any agreement, either written or oral, in conflict herewith.

9.          I represent and warrant to and covenant with the Company that I will not bring to the Company, as of this date, any materials or documents of a former employer (which term, for purposes of this paragraph 9, shall also include persons, firms, corporations and other entities for which I have acted as an independent contractor or consultant) that are not generally available to the public, unless I have obtained written authorization from any such former employer for their possession and use. The materials or documents of a former employer that are not generally available to the public that I will bring to the Company for use in my Employment are identified in Item 2 of Annex 2 attached hereto, and as to each such item, I represent and warrant that I have obtained prior to the commencement date of my Employment express written authorization for their possession and use in my service to the Company. I also understand that, in my service to the Company, I am not to breach any obligation of confidentiality that I have to former employers, and I agree to fulfill all such obligations during my Employment.

10.          I acknowledge that irreparable injury will result to the Company from my violation or continued violation of the terms of this Agreement, and I expressly agree that the Company shall be entitled, in addition to damages and any other remedies provided by law, to an injunction or other equitable remedy respecting such violation or continued violation by me.

11.         The terms and conditions of this Agreement shall apply to any period, if any, during which I perform services for the Company as a consultant or independent contractor, as well as any time during which I am employed directly by the Company. Upon the Cessation of my Employment, I agree to sign and deliver the “Termination Certificate” attached hereto as Annex 3. My failure to sign such Termination Certificate, however, shall not affect my obligations under the Agreement.

12.         Nothing in this Agreement shall obligate the Company to continue to retain me as an employee. I understand that this means that the Company has and will continue to have the absolute and unconditional right to terminate my Employment for any reason or no reason, with or without cause or prior notice, provided that such termination shall not relieve the Company of any obligations it may have to make payments to me pursuant to the Employment Agreement.

13.         I acknowledge that I have carefully read this Agreement, know its contents, and either have been represented by independent counsel who has explained to me the legal consequences of this Agreement or have determined not to obtain such independent counsel after being advised by the Company to obtain such independent counsel.

Executed this 25th day of October, 2013.

LORUS THERAPEUTICS INC.

By:	/s/ Jim A. Wright
Name:	JIM A. WRIGHT
Title	Chairman of the Board

/s/ William G. Rice
DR. WILLIAM G. RICE, an individual

Annex 1 to Schedule “B”

“PROPRIETARY INFORMATION” DEFINED:

For purposes of this Agreement, “Proprietary Information” shall mean information not generally available to the public that has been created, discovered, developed, or otherwise become known to the Company or in which property rights have been assigned or otherwise conveyed to the Company, which information has material economic value or potential material economic value to the business in which the Company is or will be engaged. Proprietary Information shall include, but not be limited to (i) trade secrets, processes, formulas, data, know-how, negative know-how, improvements, discoveries, developments, designs, inventions, techniques, all technical data, proposals, reports, and client information compiled by the Company, and any modifications or enhancements thereto, software, programs, and information (whether or not necessarily in writing) which has actual or potential economic value to the Company, (ii) all loan prospects and applications in process or pipeline that are generated or produced at any time during the term of this Agreement, and (iii) the operating, investment, pricing or similar or other policies, procedures, practices or systems of the Company.

“INVENTIONS” DEFINED:

For purposes of this Agreement, “Inventions” shall mean all discoveries, developments, designs, improvements, inventions, formulas, software, programs, processes, techniques, know-how, negative know-how, and data, whether or not patentable or registrable under patent, copyright or similar statutes, that are related to or useful in the business or future business of the Company or result from use of premises or other property owned, leased or contracted for by the Company. Without limiting the generality of the foregoing, Inventions shall also include anything that derives actual or potential economic value from not being generally known to the public, or to other persons who can obtain economic value from its disclosure or use, in each case that are related to or useful in the business or future business of the Company.

CALIFORNIA LABOR CODE SECTION 2870:

(a)  Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1)  Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer.

(2)  Result from any work performed by the employee for the employer.

(b)  To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

Annex 2 to Schedule “B”

ITEM 1:

The following is a complete list of all inventions or improvements relevant to the subject matter of my employment with the Company that have been made or conceived of or first reduced to practice by me alone or jointly with others prior to my employment with the Company:

LOR-2 53 AND OTHER THERAPEUTIC AGENTS FOR TREATMENT

•	Filed: October 4, 2013

•	Inventor: Dr. William G. Rice

•	Title: Selection and Treatment of Patients with Acute Myeloid Leukemias Having Aberrant Expression of the CDX2 Gene and Suppression of the KLF4 Gene with LOR-253 or Other Therapeutic Agents that Induce KLF4 Expression

ITEM 2:

The following is a complete list of all materials and documents of a former employer that are not generally available to the public that I will bring or have brought to the Company or have used or will use in my employment:

N/A

Exhibit A

Annex 3 to Schedule “B”

EMPLOYEE PROPRIETARY INFORMATION

AND INVENTIONS AGREEMENT

TERMINATION CERTIFICATION

I hereby certify as follows:

1.          When I signed the attached Employee Proprietary Information and Inventions Agreement (the “Agreement”), I read and understood the terms of the Agreement.

2.          I hereby acknowledge that I have fully complied with the terms of the Agreement, including, without limitation, the disclosure and assignment to Lorus Therapeutics Inc., its subsidiaries and affiliates (the “Company”) of any Inventions covered by that Agreement, and the return of any documents and other materials of any nature pertaining to my employment with the Company.

3.          I hereby acknowledge and agree to comply with my continuing obligations under the Agreement, including, without limitation, my obligation not to use for personal benefit or disclose to others any Proprietary Information of the Company.

4.          I understand and acknowledge that should I fail to comply with my obligations under the Agreement, the Company shall have the right to obtain an injunction against me, including, without limitation, an injunction prohibiting me from disclosing Proprietary Information to a third party.

Dated: 25 Qct 2013

/s/ William G. Rice
Signature of Employee

William G. Rice, Ph. D.
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